Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

On May 28, 2021, Ben Wolff, Chief Executive Officer of Sarcos Corp., participated in an interview with Seeking Alpha regarding the proposed business combination between Rotor Acquisition Corp. and Sarcos Corp. The video interview is available at https://seekingalpha.com/article/4431883-sarcos-robotics-ceo-ben-wolff-interview-spac-coming-soon-video. A hyperlink to the interview was also made available on June 1, 2021, by Sarcos Corp. on its website at: https://www.sarcos.com/company/news/#media-coverage.

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Joshua Fineman: Hi and welcome to Seeking Alpha CEO interviews. My name is Josh Fineman and my guest today is Ben Wolff who is the CEO of Sarcos, a robotics firm. Ben, can you just explain to the Seeking Alpha listeners what Sarcos does exactly?

Ben Wolff: You bet. Thanks for having me today, Josh. So Sarcos is a robotics company that is focused on producing industrial grade robots that augment human workers instead of replace them. So think of full body wearable robotic exoskeletons and remote controlled robots that are intended to create the economic efficiencies of automation but for all of those jobs that can’t be automated. So think of construction workers, think of certain types of manufacturing environments, think of logistics applications where the job or the task is not repetitive in nature. We think of repetitive tasks automation is great but for the hundreds of millions of people around the world that are engaged in jobs that are not repetitive, our robots are intended to make them more productive and safer in the jobs.

Joshua Fineman: Gotcha. Just a little bit more background. Basically, Sarcos announced a few months back that it is going to go public through a blank check company, a SPAC deal with Rotor Acquisition. Ben, can you just give us an update on where that transaction stands at this point?

Ben Wolff: You bet. So as you point out, we announced the merger a bit ago. We said that we are focused on closing the transaction in the third quarter and we got our first draft of the proxy filed so I think everything is on track to still try and get the transaction completed in the third quarter.

Joshua Fineman: Gotcha. What would you say are… you are talking a few different markets. Explain which markets you are targeting and how you are attacking them.

Ben Wolff: Yeah. So as I mentioned, you know our products are relevant without any customization required across a broad range of industries. So some of the most obvious places that we are focused on are the construction industry, automobile manufacturing, ship manufacturing, warehousing and logistics – so ecommerce warehouse companies, repair and maintenance associated with the power industry. And then I would also point out the military, which is a key customer of ours as well.

Joshua Fineman: What… one of the things that I found interesting is one of your products… is the one that can carry I think it is 1,000 pounds and one of the uses maybe down the road is like disarming a… the Fukushima plant or a nuclear plant. Explain that particular product and where you see that in the company.

Ben Wolff: Yeah, so our primary focus from a technology perspective is robots that have human-like dexterity. So think of a two-armed robot with end effectors or hands on it if you will that can perform tasks with the same kind of agility and finesse that humans can but while being able to lift significantly more and manipulate significantly more weight. So the amount of weight range for our products (depending on the product) ranges from up to 200 pounds in lifting capability all the way up to our biggest robot that can lift 1,000 pounds. And because it has human-like dexterity, it can use tools like human hand tools, it can assemble things in its two hands. It can do a wide range of tasks like humans do them, just with superhuman strength.

Joshua Fineman: Gotcha. Sorry, I’m sort of shifting all over the place. With the SPAC, some of the sponsors included BlackRock and Palantir, Caterpillar, Schlumberger. Can you explain how they came to be and why they are… what they see in Sarcos?

Ben Wolff: Sure. Let me start with the strategic investors. So if you take a look at Caterpillar and Schlumberger, they have been investors in our company for a number of years and they have participated in every round of financing that we have done as a private company. So they are simply participating again in our next round of financing through the PIPE. Other historical, strategic investors have included Delta Airlines, Microsoft, a handful of others. So we’ve had great participation from companies that expect to be customers of our products. When you talk about financial investors, BlackRock did lead our PIPE investment round and I think that it is fair to say that they were very focused on the opportunity to get the economic benefits of automation for unstructured and dynamic environments and we stand alone in the world in terms of being able to deliver those kinds of highly dexterous mobile robots that can do these non-routinized tasks.

Joshua Fineman: I know when we spoke before… I thought it is particularly interesting today… I think we were talking about BlackRock… and maybe also I want to mention that Palantir is an investor… but I think we were talking about BlackRock and you maybe seeing it as part of their ESG effort and with this Exxon news with these guys getting the boards seats, I found it particularly interesting. Explain the ESG aspect of BlackRock investing in Sarcos.

Ben Wolff: Sure, and I won’t specifically reference BlackRock’s intentions or motivations but if you just look at the ESG space generally the “S” stands for social. And there is a significant element of that that talks about how companies how are dealing with their employees and democratization of the workforce, workforce opportunities, longevity of workers, and keeping workers safe. And that is really a hallmark of our whole product focus. Our whole focus is on delivering machines that create more job opportunities for people (not fewer), that open the aperture on the kinds of people that are qualified to be able to do physically demanding work. So perhaps some of the jobs that were relevant to… you historically had to be built like a college football linebacker to be able to do the job and now we can take people of all shapes and sizes and ages to be able to do those jobs. So there are more people that are qualified to do these jobs. And, finally, some of these physically demanding jobs they take a significant toll on the human body. And, as a result, across industries you can see that some people can only do these jobs for a handful of years before their bodies are kind of beaten up from just the normal course of doing these jobs. And so our whole focus is delivering machines that allow people to work as long as they want to in their jobs, not because they have to but because they want to.

Joshua Fineman: Right, right. No, definitely. I mentioned Palantir. What…they, you know, were a pretty hot company. What do you think their reason, rationale is for the Sarcos investment?

Ben Wolff: So our whole business model is built around a robot as a service model where we are delivering our machines as a service to our customers, effectively as a next generation unit of labor to augment their workforce. And if you think about what it involves for us to be able to deliver that kind of service, we have to be able to monitor the data and evaluate the data coming off the machines so we can ensure that they are operating as expected. So that produces a ton of data that we need to be able to analyze, collate, and do something material with. And when you think about what Palantir’s core competencies are with their software systems, we think it is going to be a very good marriage for their systems to really be the back end of what we are doing with our robot as a service model. So we see a lot of potential for us to work together and we are in the early stages of exploring what that can look like.

Joshua Fineman: Gotcha. You know, Amazon recently announced… I read about you know I think a fully automated plant. You know, that is one of the areas you are looking into… I mean not full automation but you know obviously helping people lift. How do you see the logistics end – the Amazons, the Walmarts, you know these people that need the help at their factories.

Ben Wolff: Yeah, I think where we look at ourselves fitting in the ecosystem is that we are supplemental to automation systems. So all of the jobs that are highly routinized or repeatable will be automated over the coming years, we are confident in that. But there is a lot that happens around the periphery of these businesses, whether it is truck loading and unloading, palletizing and depalletizing, or a wide variety of different types of products, or a high number of SCUs that might all be on the same pallet. That is where there is a lot of diversity or dynamicism in the task. And so where we really shine is by bringing machines to bear that can help augment humans where human decision making is still required. And you know when we look at the TAM in our business across all of these industries, there are more than 16 million people involved in jobs on a daily basis in this country alone that are doing jobs that we think are not going to be automated anytime soon. That number gets north of 100 million people if you look at it on a global basis. So it is a massive opportunity and very, very few robotics companies are looking at trying to attack that particular problem.

Joshua Fineman: Gotcha. And when you say very few robotics companies, who do you consider your main competition, you know both public and private?

Ben Wolff: Today we don’t have anybody that we see in our rearview mirror that is trying to make a full body, wearable robotic exoskeleton like ours so we think we fit in a class of our own when it comes to that. And when it comes to the teleoperated version, which is basically the upper body of the exoskeleton with the arms and the shoulders and the wrists and the hands mounted on different types of mobile bases, again, we don’t see anybody that is coming up with a highly dexterous mobile platform like we are. So while we admire and respect a lot of robotics companies that are out there in the world, we don’t see anybody that is trying to bring the same kind of product as ours to market.

Joshua Fineman: Gotcha. I know when we talked you know previously the only one that I mean is sort of similar was Berkshire Grey, which is another robotics that you know announced a few months before you guys and you know with a different valuation and we talked about that. Explain why you think there is… that you know … you guys… the valuation gap and the difference between you guys and Berkshire Grey.

Ben Wolff: Yeah, so first of all, from a product prospective, Berkshire Grey is very focused on automation of warehouses, moving products or items in a warehouse from one place to another and I think they do a great job of that. We’re not focused on automation at all. We are focused on those jobs that still require human interaction and intelligence, wisdom, judgment, decision-making. So we don’t see them as a competitor at all. Between them and us though, we are really I think two of the only pure play robotics companies that are going to be publicly traded. So both companies are worth investors taking a look at. Obviously very different business models and products. We think that we have a lower valuation on a multiples basis today than they do because they are a little ahead of us from a product launch perspective. They’ve got revenue being generated today from their core products, they’ve got some committed customers, and we are a little bit behind them in terms of the commercialization, launch of the products, and getting firm customer commitments. But you can obviously take a look at the disparity in the valuation multiples and see that as we hit our milestones, there is an awful lot of opportunity for multiple expansion for our business.

Joshua Fineman: Right, right. Just a little on the timing. I think the Exo you said you want to get…I think I want to said by the middle of next year you know delivering out there. Just talk about the timetable. Is that correct? What are you thinking exactly?

Ben Wolff: Yeah, so on the exoskeleton we have put our alpha units out on the field for initial customer testing. We are taking the feedback from those alpha units and we are now developing our beta units. We expect to have beta units in the field by the end of this year with our customers and then we’ll take the final learnings from the beta version deployments and start low rate initial commercial production toward the end of next summer. With that low rate initial commercial production, we’ll start shipping product in the latter half of next year and start generating revenues.

Joshua Fineman: Gotcha. So for an investor who you know is interested now or down the road, when should they look to you know … you guys I imagine will be press releasing if you know you get certain customers or certain orders or I’m not sure if you go into specifics like that but how should they look at catalysts like that? What should they be looking for?

Ben Wolff: I think there are really two different forms of catalysts to look for. Number one is how we are doing on the commercialization of the products – are we hitting the timeline that I just referenced with our beta units and with our low rate initial production and commercial launch – so that is something to keep an eye on. The second thing to keep an eye on is just what you said, how we are doing with customers. We have obviously announced some historical customer contracts and partnerships between the military and engagement with some of our commercial customers. Look for us to continue to hit some of those kinds of milestones.

Joshua Fineman: Gotcha. I know you guys you know date your history with the military back to the start of the company, I think in 2000 with the DARPA contract. How do you see the military fitting into… you know what are they going to be using it for and are there pretty serious talks going on?

Ben Wolff: So the military as you point out has been a great supporter of ours over the years, over the last two plus decades. We have announced over the last year or more than we have contracts with the Air Force, with the Marine Corps, with Special Operations Command and others – they have been great supporters. Now in our revenue projections, we have not included any revenues from the U.S. military because we understand that DOD funding comes from Congress and Congress is all about politics. So we don’t want to bank on revenues from DOD for our success but we think that there is going to be significant interest from the military as we go forward and so we see that as upside in our business. In terms of what they are looking at using the machines for, that is the same kind of applications and use cases that our commercial customers have. So nothing we do is on the tactical side. This is not about war fighters at the front lines; this is really about logistics. Many people may not realize that for every one war fighter that our country puts out there, we have a tail of logistics supporter that can range six or seven – six or seven people for every one person on the front that is a war fighter. So we move a lot of stuff, we manipulate a lot of stuff in the military. We have logistics, we have repair, maintenance, manufacturing, the list goes on. Oftentimes, it is not as structured an environment as you see on the commercial side, which is really where we shine. So we see the same kind of use cases for the military as we see for our commercial customers.

Joshua Fineman: Gotcha. Just a little bit back to the SPAC. I mean, SPAC… you know three, four, five months ago was the hottest thing and now it is a bit of a four letter word I feel like. How has that impacted you guys at all? Is it slowing things down? I know there is maybe a little bit more paperwork with these warrant issues that some people are seeing but has it slowed down? I mean, you know how is that process going as far as dealing with SPAC?

Ben Wolff: Yeah, so we did delay our filing of our first draft of the proxy because of the warrant issue that you described. That is obviously something that every SPAC had to deal with, which was looking at what the accounting treatment is for the warrants that were issued by the SPAC at the time that they did their public offering. That is not something that is specific or unique to Sarcos, it is relative to all these SPACs. But we got through that process and we got the proxy filed and so at this point we are in the wait and see mode for the first draft of SEC… or first round of SEC comments. But when we announced the deal, we said that we expect to close in the third quarter and we are still on track for that.

Joshua Fineman: Gotcha, gotcha. What… you know I think we are trailing toward the end of this. What do you think that you know you guys have been… this was announced a few months ago… is there anything that investors are missing here or you know what do you need to really say to investors that maybe they don’t understand at this point?

Ben Wolff: I think back to your valuation comment and when investors might want to think about getting invested. I think that the investor should focus on what are the near-term deliverables and milestones for us. If they have questions about our risks in the business, which we have gone to great lengths to discuss in our proxy … proxy statement… think about what it is that we will do to increase the valuation and expand the multiple as we start showing progress in the business. And I think that certainly from my perspective, it is a great time to invest. That is why I personally invested in the PIPE, as I have in most of our investment rounds. It is something where I would say as we make progress and de-risk the business both from a product perspective and from a market acceptance perspective, you know there is great opportunity to create shareholder value here. And so I would encourage people to take a look at it now, read through all of the public materials as they come available, and really try to dig in and understand the market opportunity. It is rare from my perspective to see this kind of a company with a market opportunity as large as ours is with very limited competition.

Joshua Fineman: Right. Yep. Ben, I think that about wraps it up. I appreciate the time and thanks for joining the Seeking Alpha’s CEO interview.

Ben Wolff: Thanks, Josh. I appreciate you having me.

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisitions Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a preliminary proxy statement on May 14, 2021, and intends to mail a definitive proxy statement relating to the Potential Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Rotor’s shareholders and other interested persons are advised to read the preliminary proxy statement and, when available, the amendments thereto and the definitive proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination. When available, the definitive proxy statement and other relevant materials for the Potential Business Combination will be mailed to shareholders of Rotor as of a record date to be established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement, and once available, the definitive proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in Rotor’s preliminary proxy statement related to the Proposed Business Combination, which was filed with the SEC on May 14, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174. Additional information regarding the interests of such participants will be contained in the definitive proxy statement for the Potential Business Combination when available.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination will be included in the preliminary proxy statement and, when available, the definitive proxy statement for the Potential Business Combination.

Forward-Looking Statements

Information in this communication represents current expectations relating to transaction structure and is subject to further discussion and negotiation of definitive documentation in its entirety. All statements in this communication other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this communication and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Rotor’s preliminary proxy statement filed with the SEC on May 14, 2021 and other documents of Rotor filed, or to be filed, with the SEC. . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this communication. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.